MIRA PHARMACEUTICALS, Inc.
900 West Platt Street, Suite 200
Tampa, Florida 33606

July 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Kevin Vaughn, Jimmy McNamara, and Jason Drory

Re:	MIRA Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 29, 2023
File No. 333-273024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, MIRA Pharmaceuticals, Inc., hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m., Eastern Standard Time, on Wednesday, August 2, 2023, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Neda Sharifi and Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8719 or (813) 225-4122.

Very truly yours,

mira pharmaceuticals, Inc.

By:	/s/ Erez Aminov
Erez Aminov
Chief Executive Officer